Filed by PennantPark Floating Rate Capital Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MCG Capital Corporation

(File No. 814-00239)

FORWARD-LOOKING STATEMENTS

This investor call transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of Pennant Park Floating Rate Capital Ltd. (“PFLT”), MCG Capital Corporation (“MCGC”) and the combined company, management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects. Statements other than statements of historical facts included in this investor call transcript may constitute forward- looking statements and are not guarantees of future performance or results and involve a number of known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including the ability of the parties to consummate the transaction described in this investor call transcript on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives and intentions, and the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission (the “SEC”). Neither PFLT nor MCGC undertakes any duty to update any forward- looking statement made herein. All forward-looking statements speak only as of the date of this investor call transcript.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT plans to file with the SEC a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCG and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCGC’s website at www.mcgcapital.com.

PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from stockholders of PFLT and MCGC in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC stockholders in connection with the proposed acquisition will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. You can find information about PFLT’s executive officers and directors in its definitive proxy statement filed with the SEC on November 26, 2014. You can find information about MCGC’s executive officers and directors in its Annual Report on Form 10-K/A for the year ended December 31, 2014, filed with the SEC on April 29, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above.

This investor call transcript does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities will be filed with the SEC, and the securities may not be sold until the registration statement becomes effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.

PENNANTPARK FLOATING RATE CAPITAL LTD.

Moderator: Art Penn

April 29, 2015

10:00 am CT

Operator:	Please standby we’re about to begin. Welcome to the PennantPark Floating Rate Capital and MCG Capital Corporation Merger conference call.

Today’s conference is being recorded. At this time all participants have been placed in a listen-only mode. The call will be open for a question and answer session following the speaker’s remarks. If you would like to ask a question at that time simply press star, 1 on your telephone keypad. If you would like to withdraw your question press star, 2 on your telephone keypad.

It is now my pleasure to turn the call over to Mr. Art Penn, Chairman and Chief Executive Officer of PennantPark Floating Rate Capital. Mr. Penn, you may begin your conference.

Art Penn:	Thank you and good morning everyone. I’d like to welcome you to our conference call today. I am joined today by Aviv Efrat, our CFO; Eileen Patrick, our Head of Strategy; and Rick Neu, the Chairman of MCG Capital Corporation.

Aviv, please start off by disclosing some general conference call information and included discussion about forward-looking statements.

Aviv Efrat:	Thank you, Art. I’d like to remind everyone that today’s call is being recorded. Please note that this call is the property of PennantPark Floating Rate Capital and that any unauthorized broadcast of this call in any form is strictly prohibited. Audio replay of the call will be available by using the telephone numbers and PIN provided in our earnings press release, as well as our Web site.

I’d also like to call your attention to the customary Safe Harbor disclosure in our press release regarding forward-looking information. Today’s conference call may also include forward-looking statements and projections and we ask that you refer to our most recent filing with the SEC for important factors that could cause actual results to differ materially from these projections.

We do not undertake to update our forward-looking statements unless required by law. To obtain copies of our latest SEC filings please visit our Web site at www.pennantpark.com, or call us at 212-905-1000. I’d also like to call your attention to Page 1 of our presentation for additional information for forward-looking statements and risk factors.

At this time I’d like to turn the call back to our Chairman and Chief Executive Officer, Art Penn.

Art Penn:	Thanks, Aviv. I’m going to be working off the slide deck that we have on our Web site at PennantPark, the PFLT Web site, and I’ll be working from that so please everyone follow along and it will be on our Web site going forward.

So we are very excited to be here today. I’m on Page 3, talking about the acquisition and why it makes sense. PennantPark Floating Rate Capital was founded about four years ago to provide middle market senior secured floating rate loans to our sponsor and corporate clients - with the goal of providing attractive and stable returns for our investors.

We have performed well since inception. Our stock, and our NAV, and our dividends, have been top tier in the BDC space. The acquisition and merger with MCGC should enable PFLT to better capture the middle market opportunity for our borrowers and shareholders; it will help make us more relevant to our borrowers due to a broader platform; it will help our shareholders with larger float and liquidity; and we should derive economies of scale.

Approximately 70% of the assets of MCG are in cash as of April 1. PFLT and PennantPark Investment Advisers has valued each of MCG’s remaining four investments and we are comfortable with the current marks. All four investments are debt investments that have debt to EBITDA ratios below four times, which is consistent with PFLT’s existing portfolio.

Moving on to Page 4, in terms of the transaction summary, the consideration mix at closing, $167 million of stock; $4.52 per MCGC share; $8 million in cash contribution from PennantPark Investment Advisers, which is about 22.6 cents per share, for an aggregate consideration of $175 million.

The exchange ratio is floating and it’s based on the value of $4.52 per share of MCGC stock and PFLT stock will be valued at the greater of NAV and the 10-day volume weighted average price per share of PFLT stock prior to the second trading day prior to closing. And then there will be 22.6 cents per share per MCGC share in cash paid by the advisor.

In addition, the advisor will contribute up to an additional 25 cents per PFLT share to the extent that PFLT stock is less than the NAV. Our advisor, PennantPark Investment Advisers, will remain the external advisor of the combined company and two members of the MCGC Board of Directors will join the PFLT Board of Directors at closing.

We expect this closing to happen in the third quarter of 2015 and the required approvals are the approval of both sets of shareholders.

Moving on to Page 5, we think there’s lots of benefits to the combination and synergies. It almost doubles the market capitalization of the company, creating more flow and liquidity for our shareholders. There’s the elimination of duplicative public company expenses.

We can increase the scale and competitive relevance with our financial sponsors and other borrowers as we can write bigger checks, be more important for them, drive more yield and more fees in these transactions. Our larger asset base enables greater diversification, as well as economies of scale. And we can spread our fixed costs over a larger asset base.

For PFLT in some sense this serves as a synthetic equity raise without NAV dilution to PFLT shareholders and it permits MCGC stockholders to maintain ongoing participation in the combined company and to resume monthly dividend participation. Shareholders will continue to benefit from a proven credit manager that’s had a track record of consistent and growing dividends.

Moving on to Page 6, when you look at the two companies PFLT, as of December 31, was $343 million of investments; 72 portfolio companies across 21 industries; average bite size of about $5 million; 95% floating rate with PennantPark Investment Advisers, who’s had, we think, a top tier track record over a cycle. PFLT has a $200 million 5-year credit facility; nicely priced it up LIBOR+200, monthly dividends of 9.5 cents a share; and PFLT is a leader, as measured by expense ratio and efficiency ratio, which we’ll cover in a minute.

MCGC has been internally managed. There’s a $50 million investment portfolio on the balance sheet, which we have reunderwritten at PFLT; cash of about $116 million. That portfolio is four debt securities with debt to EBITDA ratios under four times, which fit with PFLT’s existing portfolio. And MCGC has been in the process of liquidating its portfolio, buying back stock, and exploring strategic alternatives, with the goal of ascertaining net asset value. MCGC was founded in 1998, went public in 2001 and it is headquartered in Arlington, Virginia.

When you look at the two companies together there’s a larger market capitalization, greater trading liquidity for investors, a continued focus on middle market senior loans, the elimination of the expenses of one of the public entities and externally managed by PennantPark.

Moving on to Page 7, the terms of value to MCGC shareholders, PFLT has a shareholder friendly expense structure. It’s one of the lowest cost BDC’s out there in terms of cost structure. The returns have been strong since inception and the external manager, PennantPark Investment Advisers has had experience with public vehicles since 2007, which includes a downturn in the credit cycle. In total, PennantPark Investment Advisers funded $4.3 billion in investments across 350 companies since inception and has financed 145 different sponsor clients.

In terms of orientation we think floating rate loans and senior secured floating rate loans are attractive. They help protect against inflation and rising interest rates. It’s a diversified defensive portfolio with a weighted average cash interest coverage of 3.2 times. Senior secured loans have strong capital preservation attributes and we have had a solid dividend track record, paying monthly dividends of 9.5 cents per share.

We think this is an attractive entry point. MCGC shareholders are receiving PFLT shares, as we provide investors with capital preservation and current income. MCGC shareholders can benefit from hopefully appreciation in stock price and increased dividends and it’s a nice healthy nearly 16% premium to the stock price yesterday.

Moving on to Page 8, because a big chunk of what we’re acquiring at PFLT is cash many people ask, “Can you deploy the capital?” And first I want to say, most importantly for PennantPark, our number one goal is high quality investments. So we never rush to invest. We focus mostly, and primarily, on finding good risk adjusted returns. Sometimes it may take longer, sometimes it may take shorter, but in our business we believe quality is essential. So we will not rush to ramp or deploy capital just to put money to work.

That said, we have had a good track record, if you look on Page 8. PFLT has had a solid track record of ramping into investments after equity raises. On the left hand side of the page you can see the ramp after our $100 million IPO nearly 4 years ago and then you can see towards the right hand side of the page our ramp after our 2 follow-on offerings in 2013.

One of the nice things about it, as we turn to Page 9, is because the market for middle market loans, for first lien middle market loans, is so enormous and so large that no matter what size PFLT is we think there’s a world of opportunity, abundant opportunities, out there to find high quality assets that fit our rigorous risk adjusted return parameters. So we are excited about deploying the cash, hopefully wisely and prudently, but we think we can do it in reasonable speed.

Turning over to Page 10, here we talk about expense ratios. We’re very proud of the expense ratios that PFLT offers our shareholders. You can see expense ratios, efficiency ratios, these two charts on the page show that we are a leader in offering shareholders value.

And we think that’s also relevant to first lien senior secured loans, which are a lower risk and solid asset class. We think this expense ratio and efficiency ratio makes sense relative to the assets that we are accumulating, and investing, and finding, at PFLT.

So in terms of the overall value proposition, let’s move to Page 12, PennantPark Investment Advisers has been around 8 years. We think it’s been an interesting eight years to be in the business. We have a deep expertise in the middle market. We like our permanent capital publicly traded vehicles. It gives us a long-term investment horizon.

Our investment philosophy is one of value with a focus on preservation of capital. We’re disciplined around how we invest. And we have had a strong credit performance in both vehicles through the cycle and we think it’s important to look at investment managers and how they have performed, and credit managers, through the downturns, through the recession, and through the credit crunch. We are proud of our track record through that time period.

We have got really strong origination, research and evaluation expertise at the firm. We have a team approach. We’ve institutionalized how we have originated, processed and diligenced deals. And most importantly, on the bottom page, we strive to establish long-term trust with everyone we do business with, our borrower clients, our investor clients, and that’s a key way we operate our overall business.

Moving on to Page 13, our track record at PFLT, we think, is strong. You can see on the top of the page how we have grown the portfolio and maintained our yield. We are focused on maintaining a strong ROE and strong credit quality for our shareholders. And on the bottom of the page, the dividend track record. These are the monthly dividends since inception. We’ve recently raised our monthly dividend a couple of months ago.

Page 14, in terms of risk management, we understand that we are in the risk management business. We are in the business of avoiding mistakes; we are in the business of preserving capital. Everything we do is aligned to try to live up to that. As of December 31 the weighted average cash interest coverage on our portfolio was 3.2 times. The weighted average debt to EBITDA through our security was 3.8 times. Eight-four percent of the portfolio is first lien senior secured.

And we’re proud to say, and yes it has been a benign credit environment over the last four years, but since inception four years ago we have had only one non-accrual, which had a cost of $2.2 million. And so far on that particular investment we’ve received 97 cents on the dollar. So clearly we are very proud of our ability to preserve capital in PFLT thus far.

And overall in our PennantPark entities, and this spans the 8 years, including the credit crunch in the downturn, we’ve had only 9 non-accruals out of 350 investments since inception 8 years ago, despite the recession and credit crisis.

Moving on to Page 15, here we have the overall portfolio pro forma for adding the MCGC portfolio with the PFLT portfolio. Highly diversified, 77 different companies, average bite size $5.1 million, 94% floating rate, average yield on the portfolio 8.9%. So MCGC’s existing portfolio of about $50 million of debt securities sits very nicely into the PFLT portfolio.

And then Page 16, a wrap-up before I kick it over to Rick Neu, post-acquisition we believe PFLT and MCGC together will be a leader in middle market senior lending with a proven track record in capital preservation and current income for our shareholders.

We have the ability with a bigger company to capture more share and to become more relevant to our clients. We believe we can ramp up in a prudent manner consistent with our historical performance and the market opportunity. We believe the combined business will have low fees and will eliminate duplicative public company costs and we will offer our shareholders great liquidity and float.

So with that I’d kick it over to Rick Neu, the Chairman of MCG.

Rick Neu:	Thanks very much, Art. It’s a pleasure to be here. After a thorough review of the strategic alternatives the Board of MCG is extremely excited to recommend the proposed merger with PennantPark Floating announced earlier this morning.

Basically reiterating what Art said, we firmly agree that PennantPark Investment Advisers has a proven track record of outstanding credit performance through a variety of business and economic cycles and has developed a diversified low risk portfolio and balance sheet with PennantPark Floating, which will be enhanced through the acquisition of MCG.

PennantPark Floating has one of the most stockholder friendly business models in the BDC universe, as evidenced by its low management fee and cost structure. PennantPark Investment Advisers have personally shown their confidence in this transaction and its potential through the commitment of material financial resources.

And finally, the merger will allow MCG shareholders an opportunity to capture value. Approximating MCG’s net asset value and upon close will result in a resumption of a dividend for MCG shareholders, which had been suspended in 2014.

So let me close on behalf of the MCG Board by sincerely thanking our shareholders and the MCG management team for their patience, advice, counsel and support. I would also like to express my personal gratitude for the extraordinary talent and leadership provided by our CEO, Keith Kennedy, over the past year.

Keith arguably inherited one of the most challenging balance sheets and investment portfolios in the BDC sector and successfully transformed it into what I believe is one of the most liquid and safest.

Keith, Todd Reichert, and the rest of the MCG management team should take great pride in the fact that MCG will be delivering an unlevered balance sheet to PennantPark Floating, invested in approximately 70% cash with the remainder invested in low leverage high quality investments valued at less than 4 times EBITDA.

With that I’d say thank you again and turn the call back over to Art.

Art Penn:	Terrific. Thanks, Rick. And now we’ll open it up - open up the call to questions.

Operator:	Thank you. If you would like to ask a question please signal by pressing star, 1 on your telephone keypad. And if you are using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment. Again press star, 1 to ask a question.

We’ll take our first question from Troy Ward with KBW.

Troy Ward:	Great thank you and good morning, Rick and Art, and congratulations on the transaction. Art, can you just speak a little bit to the process of when you got involved in this and give a little color on what you called the reunderwriting process? I know it’s only four assets and I believe three of them are senior and one sub debt, so it fits nicely into your current mix, but could you just give a little color around kind of the process and what you’ve done to get comfortable with the non-cash part of this transaction?

Art Penn:	Sure. Thank you. Thanks, Troy. The company, MCG, announced that they were evaluating alternatives in early February. We have basically spent the last month reunderwriting the portfolio, spending a lot of time with the MCG team, doing our own independent checks. We have had these assets independently valued by an independent third party evaluation firm.

And so we feel like we’ve really gotten under the hood and feel good about underwriting, or reunderwriting, the four debt securities that we are inheriting. These companies are performing so well there’s a possibility these companies may refinance even before the deal closes. If that happens, that’s the case, so be it, but we feel good about the credit quality of the four investments.

Troy Ward:	Okay. And then another question, on Slide 8 you talk about your ability to deploy the capital and clearly that’s something investors are always concerned with and you have a nice chart there on how you were able to ramp up your deployments following other equity infusions.

Can you speak a little bit to where the asset yields, what you’ve seen in the first quarter? I know late in 2014 we heard a lot of talk about asset yields starting to get a little bit wider because of energy and other things, but can you speak a little bit to what you’re seeing in asset spreads in the first quarter and your ability to capture those higher spreads once this deal closes?

Art Penn:	Sure. Look and in terms of the overall industrial logic we feel really good that with having a bigger bite size we can be more important to our sponsor and other borrower clients and be at the table earlier as a driver of deals, which should give us an ability to hopefully earn more yield, earn more upfront fees, drive documents and covenants a little bit more.

So in terms of the industrial logic we feel really good about being able to continue to be a member, and a more important member, of the club of people that underwrite middle market first lien loans.

In terms of spread it’s been a mixed bag this quarter. You know, we see first lien yields anywhere between 5% and 8%, depending on a number of different things. I think that’s been consistent over the last few quarters. Clearly there’s an opportunistic portion of PFLT that’s a little bit higher in yield. But we’ve - we basically have seen consistent yields overall in the marketplace through PFLT.

Troy Ward:	Great thanks.

Operator:	We’ll take our next question from Chris York with JMP Securities.

Chris York:	Good morning, Art and Rick. Thanks for taking my questions and congratulations on the announcement. Just a little bit about the team at MCGC, could you provide me with your expectations on whether or not they will remain at PennantPark? And then potentially comment on the relationships on the corporate side and the sponsor side that they would be bringing to Pennant as well.

Art Penn:	Look, thank you, Chris, we have been impressed with MCGC’s team and they have been very professional throughout the process. As Rick said, they have done a great job with the portfolio and getting liquidity and then really helping crystalize NAV, so they are to be applauded. We are in discussions with the team. We will continue to interview those professionals.

Chris York:	Okay. And then for modeling purposes, so do you have an estimate on the deal expenses associated with the transaction?

Art Penn:	Sure. For PFLT there’s probably $2 million of legal and advisory and we’re probably going to end up redoing our credit facility. That will probably be another couple million of fees.

Chris York:	Okay that was my other question as well. And then lastly, maybe just kind of taking a step back, Art, could you provide us maybe an update on your view of where, or what, inning we’re in in regards to thinking about the credit cycle?

Art Penn:	You know, it’s hard to determine whether we’re in the 7th inning, the 9th inning, extra innings, or we’re in the middle of a doubleheader, but we do believe we are later in the cycle. And whether this cycle lasts another year or three years we don’t know. So that’s why we’re careful and cautious and my comments about trying to avoid mistakes.

That said, being first lien top of the capital structure in middle market credits where you’ve underwritten, and done strong diligence, you’re at the table negotiating documents, is a nice place to be and it’s also nice even with us being able to potentially double in size. We’re still relatively small in the context of the overall middle market. We have a slide in the slide deck where it shows the enormous market. So even though we’re nearly doubling in size it’s an enormous market. We can afford to continue to be really, really picky about how we pick credits.

As you know, in our sister vehicle, PennantPark Investment Corporation, which is primarily a subordinated debt vehicle, people can look and see how we underwrote credit during that cycle. We’re very proud of the track record of credit underwriting in a mezzanine vehicle during the cycle.

As we looked back in that portfolio with the trough in the recession, EBITDA was down 7.2% to the worst, which allowed us to have very few non-accruals. We’ve had only 9 non-accruals and it’s allowed us to recover 90ish cents on the dollar on those 9 non-accruals.

So we think a first lien portfolio, no matter where we underwrite in the credit cycle, should be relatively protected, particularly in terms of how we underwrite.

Chris York:	Great. Well thanks for the color there. That’s it for me.

Operator:	We’ll take our next question from Mickey Schleien with Ladenburg.

Mickey Schleien:	Good morning. Thanks for taking my question. First question is regarding tax impact. It’s a stock deal so I’m under the impression that the deal itself will not have an impact on taxes. Is that correct?

Art Penn:	This will be a - we don’t understand - can you restate your question, Mickey? Not sure we understand.

Mickey Schleien:	This is a stock transaction not an asset purchase correct?

Art Penn:	It’s a taxable transaction.

Mickey Schleien:	Okay. So MCG itself has a significant amount of capital loss carry forwards. Will you be able to use those once you finish the acquisition?

Art Penn:	We did not assign any value to those NOL’s. It’s possible. We’ve looked at it, we’ve had a bunch of lawyers and both sets of lawyers have looked at every possible way. So far we haven’t found a way, but it’s there if we could, but we have not assigned any value.

Mickey Schleien:	Okay. MCG has about $5 million of liabilities. I could only find $.5 million due to a lease obligation. What’s the balance of those liabilities?

Rick Neu:	This is Rick Neu. The $5 million is not correct. It’s - there’s no outstanding debt and so that’s not correct. There’s maybe, I think, $500,000, or so, sitting on the balance sheet at the end of the quarter. There was a gross up due to the timing of the PharmaLogic close at the end of the quarter where it grossed up the balance sheet a little bit, but that wouldn’t be the $5 million.

So I’m not sure. You could give - you can give Keith Kennedy a call over at MCG and he’d be more than happy to walk you through the first quarter financials, which actually were released this morning.

Mickey Schleien:	Okay I’ll do that offline. In terms of the four investments, the three senior debt investments, are those first lien?

Art Penn:	Yes, those are first lien. So there’s three first lien and one subordinated.

Mickey Schleien:	But the...

Art Penn:	And that’s in the Q as well.

Mickey Schleien:	Right. The subordinated one is secured. Is that a second lien?

Art Penn:	That’s just regular plain old subordinated debt.

Mickey Schleien:	Okay.

Art Penn:	((Inaudible)) debt.

Mickey Schleien:	All right. And in terms of - I’m trying to get my arms around how given that you don’t expect this to close until the third quarter, which could be as late as - well into the year, the portfolio could change. Do you have any - does PennantPark have any control as to how that may progress?

Art Penn:	You know, we’ll be - to the extent there’s refinancings we’ll be chatting with MCGC along the way. We haven’t really ascertained or determined in (finalness) what would happen under that scenario.

Mickey Schleien:	Okay. How about potential for new investments, Art, or...?

Art Penn:	We want to keep the 70% cash and then...

Mickey Schleien:	Okay.

Art Penn:	...to the extent the $50 million turns over we’ll - we have to figure that out.

Mickey Schleien:	All right. And in terms of investing all of this cash is there some thought given to sort of pre-funding or looking at the broadly syndicated loan market to park that cash while you’re looking for better risk adjusted returns? I mean it’s a lot of cash for PFLT to take over.

Art Penn:	Yes. Look, we’re going to look at all options, including the broadly syndicated market. We have done that over time. It can work. If you hit the market wrong it will not work. So we have to look at all of the options and do what’s best for the shareholders. We obviously have a credit facility in PFLT, which will be paid down with the cash at closing.

Mickey Schleien:	Okay. And in terms of - you kind of caught me off guard that you’re - you know, the consideration includes cash and you’re requiring cash. Can you walk us through why that had to be structured that way?

Art Penn:	It didn’t have to be structured that way. This was a way - this was a technique we used to make it a win-win for everybody. The $8.3 million is actually - adds up to basically the expenses for MCGC in the transaction. So in essence PennantPark Investment Advisers is paying their expenses. So you could say NAV is really $4.52 after those expenses and $4.75 is a price of $105 of what NAV would have been. So in essence they’re selling the company above book value at 105, or it happens to also be, $4.75, happens also to be their exact NAV as of now.

Mickey Schleien:	All right. My last question is on the GMC investment, I’m not familiar with the credit, but that cost is well below the principal. Can you just give us a little bit of history on that deal?

Art Penn:	Yes. I mean it’s a complicated deal. We can take you through it offline. Basically there’s a note for the higher amount, about $10 million, and the balance is about $8.5 million, the fair value is about $9.2 million.

Mickey Schleien:	Okay I appreciate your time this morning. Thank you.

Art Penn:	Thank you.

Operator:	And we’ll take our next question from Ray Cheeseman with Anfield Capital Management.

Ray Cheeseman:	Art, I’m wondering if you can give us any color on which members of MC will be joining your Board?

Art Penn:	It’s going to be Rick Neu and Kenny O’Keefe.

Ray Cheeseman:	Thank you.

Operator:	We’ll take our next question from Tucker Golden with Solas Capital.

Tucker Golden:	Good morning. Congratulations on the transaction. The last caller asked one of my questions, but I do have one other. How are you thinking about your dividend coverage going forward? It’s a lot of cash to take in. You know, to your point, your prudent, no rush to deploy it. A lot of new shares out there after closing, how do you think about the coverage and the pros and cons of maintaining your existing dividend?

Art Penn:	Yes. So we’re going to maintain our existing dividend. PFLT today has about 80 cents per share of spillover. So we’ve developed a relatively large cushion. So, as we - most importantly we need to make prudent investments. So even if we temporarily under earn our dividend for a little while we’ve got plenty of cushion to protect us.

Trucker Golden:	Got it. Okay thanks. Good luck.

Art Penn:	Thank you.

Operator:	And we’ll take our next question from Robert Brock with West Family Investment.

Robert Brock:	Yes, hi. Could you talk about the remaining duration on the $50 million investment portfolio that you’re acquiring and what are - what is it currently yielding at this time? And are you expecting any prepayments on any of these four investments? Thank you.

Art Penn:	Yes. Look, since we do think the credit quality is strong they could prepay between now and closing. So these loans have a duration and a term typical to our typical portfolio. And there is a risk and an opportunity for them to refinance between now and closing.

Robert Brock:	And what are the current yields on these four investments and where are they marked?

Art Penn:	It’s in the 10-Q, which has already been filed for MCGC. One is an L+650, one is an L+750, there’s 2% floors on those; and one is an L+4, which is the smallest investment in the portfolio; and the mezzanine piece is 14.5%, 12% cash and 2.5% pick.

Robert Brock:	And again where are they marked?

Art Penn:	They’re, other than the GMC, they’re marked roughly at par.

Okay next question.

Operator:	We’ll take our next question from Christopher Nolan with MLV & Company.

Christopher Nolan:	Hi, thanks for taking my question. Rick, can you walk us a little bit through the process of the bidding process? Did you have a lot of interest from other BDC’s or not?

Rick Neu:	Well as we have indicated in our public filings we had engaged Morgan Stanley in February on the banking front and Wachtell has supported us on the legal front. So I would describe the process as thorough, robust, thoughtful. We had a variety of parties that were contacted on not only BDCs, but outside of the BDC space.

And we’re delighted that PennantPark came forward with their proposal and we’re excited basically to turnover a good part of our capital and liquidity over to PennantPark from an investment standpoint. So very good, thoughtful, diligent process, as evidenced by about a little over two month timeframe.

Christopher Nolan:	Right. Are you - is PennantPark taking over the legal proceedings that MCGC had on some of its investments, or ((inaudible)) investments?

Art Penn:	Yes. So there is litigation and it’s outlined in the Q. Yes, so I mean between now and closing MCGC will continue to manage that litigation and going forward after that PennantPark will manage it.

Christopher Nolan:	Great thank you.

Operator:	We’ll take our next question from Gregg Felton with BDC Income Fund.

Gregg Felton:	Thanks, appreciate it. Congratulations on the deal. Most of the questions answered. One quick question, or clarification, on the NAV off of which this deal is priced at. I’ve read the language on the greater of, but is the right way - there’s been some questions to understand the leakage in NAV, or potential.

Art, is the right way to think about NAV any traditional variability in marks less the $2 million legal advisory and the $2 million credit facility costs? Is that generally the right way to think about it or are there other costs that we should think about as well?

Art Penn:	You’re thinking about it the right way.

Gregg Fulton:	Terrific. Thank you. Congratulations.

Art Penn:	Thank you.

Operator:	And once again it’s star, 1 to ask a question. We’ll take our next question from Greg Nelson with Wells Fargo Securities.

Jonathan Bock:	Good afternoon this is actually Jonathan Bock pinch hitting for Greg Nelson. Congratulations. One quick question, Art, just as we’re still newer to the PFLT story, but wanted to double check an item on expenses, currently is - are the ROE’s that generate - you’re generating, on PFLT within or above the catch up? I believe it’s like a 50% catch up. Just a little bit more discussion on that expense ratio because it obviously is very attractive.

Art Penn:	Yes, it’s - we’re within, we’re within. It’s unlikely that we’re ever above, given where that hurdle is given, this portfolio.

Jonathan Bock:	Giving the 50, yes. All right great. Thank you. And then the second question, now that you have a bigger and much more diversified portfolio there’s a lot of discussion in the BDC community around the use of JVs. And I was curious as you build this out and add and grow in a very attractive way is that a future consideration, particularly with a lot of the discussions that are occurring in a regulatory context and just in the broader market in general?

Art Penn:	Yes, that’s a great question. Look, we never say never about anything. We always want to evaluate options. You know, look, one of our mantras around PFLT is we want it to be safe enough for your grandmother, right? So, to the extent you add more leverage you make it less safe for grandma, although if there were an asset class that you could put more leverage on it would be the PFLT first lien asset class.

So, we don’t have any hard and fast rules on it. We evaluate all options. I’m not giving you a real answer today, but, because we don’t have one, but we’ll evaluate all options.

Jonathan Bock:	It makes sense and congratulations on a bigger and broader portfolio and investment reach. Thank you.

Art Penn:	Thanks, John.

Operator:	And with no further questions at this time I’d like to turn it back to today’s moderators for any additional or closing remarks.

Art Penn:	Thanks everybody for being on the call today. Obviously if you have additional questions you can call either company and we’ll try to answer them best we can. Thank you so much for your listening in.

Operator:	And this does conclude today’s conference. Thank you for your participation.

END